

09065008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S.W. Childs Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 27th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Ellis (212) 759-5588
(Area Code - Telephone Number)

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 25 2009 BRANCH OF REGISTRATIONS 10 EXAMINATIONS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name - *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

SECURITIES NOV 25 2009 BRANCH OF REGISTRATIONS AND 10 EXAMINATIONS

SECURITIES NOV 25 2009 BRANCH OF REGISTRATIONS AND 10 EXAMINATIONS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.W. Childs Management Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diane B. Scarborough
Notary Public - State of New York
No. 01SC6165553
Qualified in Queens County
My Commission Expires 5/7/11


Signature

PRESIDENT
Title


Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control
- ☐ (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

S.W. CHILDS MANAGEMENT CORPORATION

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-9

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
S.W. Childs Management Corporation

We have audited the accompanying statement of financial condition of S.W. Childs Management Corporation (the "Company") as of September 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S.W. Childs Management Corporation as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
November 23, 2009

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS	
Cash and cash equivalents	$ 37,255
Cash segregated under federal regulations	474,288
Receivables from broker	8,187
Receivables from customers and directors	1,479,801
Securities owned, at fair value	280,356
Deferred income tax asset	17,460
Furniture and equipment, net of accumulated depreciation of $49,195	6,062
Other assets	4,302
	$ 2,307,711
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 62,705
Payable to customers and directors	1,502,563
Total liabilities	1,565,268
Stockholders' equity	
Common stock, no par value, authorized and issued, 6,000 shares	500,000
Additional paid-in capital	6,667
Less cost of treasury stock, 3,600 shares	(548,718)
Retained earnings	784,494
Total stockholders' equity	742,443
	$ 2,307,711

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

S.W. Childs Management Corporation (the "Company") is a registered clearing broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily members of the principal stockholder's family.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements were approved by management and available for issuance on November 23, 2009. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. The accounting and custody fees are recorded as earned and represent administrative services.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company maintains its investments in securities at fair value, and unrealized gains and losses are reflected in revenues. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the fiscal year.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis using estimated useful lives of three to five years.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash segregated under federal regulations

Cash of $474,288 was segregated in a special reserve bank account for the exclusive benefit of customers in accordance with the reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2009, the Company was not required under this rule to have a reserve deposit.

3. Receivables from and payables to customers and directors

Details of receivables from and payables to customers and directors at September 30, 2009 are as follows:

	Receivables	Payables
Customers	$ 1,133,990	$ 1,484,262
Directors	345,811	18,301
	$ 1,479,801	$ 1,502,563

The amounts represent balances resulting from cash and margin securities transactions. Securities owned by customers represent collateral for these receivables and are not reflected in the financial statements.

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's investments in securities measured at fair value as of September 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 3)	Balance as of September 30, 2009
Assets (at fair value)			
Investments in securities			
Common stocks	$ 149,891	$ 7,488	$ 157,379
Debt securities	122,977	-	122,977
Total investments in securities	$ 272,868	$ 7,488	$ 280,356

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

4. Fair value measurements (continued)

Changes in Level 3 assets and liabilities measured at fair value for the year ended September 30, 2009:

	LEVEL 3			
Assets (at fair value)	Beginning Balance October 1, 2008	Realized & Unrealized Gains (Losses)	Ending Balance September 30, 2009	Change in Unrealized Gains (Losses) for Investments still held at September 30, 2009
Investments in securities				
Common stocks	$ 9,211	$ (1,723)	$ 7,488	$ (1,723)

Realized and unrealized gains and losses are included in principal transactions including unrealized gain (loss) in the statement of operations. The change in unrealized gains (losses) for the year ended September 30, 2009 for investments still held at September 30, 2009 of ($1,723) are reflected in the statement of operations.

5. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company's net capital was approximately $602,000, which was approximately $352,000 in excess of its minimum requirement of $250,000. The Company's net capital ratio was 2.6 to 1.

6. Income taxes

The Company has a net deferred income tax asset consisting of the following components as of September 30, 2009:

Deferred income tax asset:	
Unrealized gain on securities	$ (11,880)
NOL Carryforward	8,700
Prepaid and accrued expenses, net	20,640
Net deferred income tax asset	$ 17,460

The Company files its tax returns on a cash basis with a December 31 tax year. As of September 30, 2009, the Company has net operating loss carry forwards of $58,000 available under provisions of the Internal Revenue Code to be applied against future taxable income. The loss carry forward has an expiration date of 2028.

The Company has determined that no valuation allowance on the deferred tax asset is necessary, as management believes the amount will be fully utilized. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period the deductible temporary differences and carry forwards are expected to be available to reduce taxable income.

Income tax expense consists of the following:

Deferred	
Federal	$ 7,700
State and local	7,300
	$ 15,000

7. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

The Company also clears its security transactions on an omnibus basis with another broker dealer, Charles Schwab. A substantial portion of its customer security positions are maintained in this account on a commingled basis. Should this broker default on its custodial obligations, the Company might be required to purchase securities in the open market.

8. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these accounts.

9. Commitments

Pursuant to a lease agreement, the Company pays rent for office space and equipment which commenced January 1, 2009 and will expire on December 31, 2009. The annual future minimum rental commitment is $18,000 for the year ending September 30, 2010. Rent expense under this agreement for the year ended September 30, 2009 was $69,750.

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

S.W. CHILDS MANAGEMENT CORPORATION

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-9

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
S.W. Childs Management Corporation

We have audited the accompanying statement of financial condition of S.W. Childs Management Corporation (the "Company") as of September 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S.W. Childs Management Corporation as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
November 23, 2009

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS	
Cash and cash equivalents	$ 37,255
Cash segregated under federal regulations	474,288
Receivables from broker	8,187
Receivables from customers and directors	1,479,801
Securities owned, at fair value	280,356
Deferred income tax asset	17,460
Furniture and equipment, net of accumulated depreciation of $49,195	6,062
Other assets	4,302
	$ 2,307,711
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 62,705
Payable to customers and directors	1,502,563
Total liabilities	1,565,268
Stockholders' equity	
Common stock, no par value, authorized and issued, 6,000 shares	500,000
Additional paid-in capital	6,667
Less cost of treasury stock, 3,600 shares	(548,718)
Retained earnings	784,494
Total stockholders' equity	742,443
	$ 2,307,711

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

S.W. Childs Management Corporation (the "Company") is a registered clearing broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily members of the principal stockholder's family.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements were approved by management and available for issuance on November 23, 2009. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. The accounting and custody fees are recorded as earned and represent administrative services.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company maintains its investments in securities at fair value, and unrealized gains and losses are reflected in revenues. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the fiscal year.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis using estimated useful lives of three to five years.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash segregated under federal regulations

Cash of $474,288 was segregated in a special reserve bank account for the exclusive benefit of customers in accordance with the reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2009, the Company was not required under this rule to have a reserve deposit.

3. Receivables from and payables to customers and directors

Details of receivables from and payables to customers and directors at September 30, 2009 are as follows:

	Receivables	Payables
Customers	$ 1,133,990	$ 1,484,262
Directors	345,811	18,301
	$ 1,479,801	$ 1,502,563

The amounts represent balances resulting from cash and margin securities transactions. Securities owned by customers represent collateral for these receivables and are not reflected in the financial statements.

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's investments in securities measured at fair value as of September 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 3)	Balance as of September 30, 2009
Assets (at fair value)			
Investments in securities			
Common stocks	$ 149,891	$ 7,488	$ 157,379
Debt securities	122,977	-	122,977
Total investments in securities	$ 272,868	$ 7,488	$ 280,356

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

4. Fair value measurements (continued)

Changes in Level 3 assets and liabilities measured at fair value for the year ended September 30, 2009:

	LEVEL 3			
Assets (at fair value)	Beginning Balance October 1, 2008	Realized & Unrealized Gains (Losses)	Ending Balance September 30, 2009	Change in Unrealized Gains (Losses) for Investments still held at September 30, 2009
Investments in securities				
Common stocks	$ 9,211	$ (1,723)	$ 7,488	$ (1,723)

Realized and unrealized gains and losses are included in principal transactions including unrealized gain (loss) in the statement of operations. The change in unrealized gains (losses) for the year ended September 30, 2009 for investments still held at September 30, 2009 of ($1,723) are reflected in the statement of operations.

5. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company's net capital was approximately $602,000, which was approximately $352,000 in excess of its minimum requirement of $250,000. The Company's net capital ratio was 2.6 to 1.

6. Income taxes

The Company has a net deferred income tax asset consisting of the following components as of September 30, 2009:

Deferred income tax asset:	
Unrealized gain on securities	$ (11,880)
NOL Carryforward	8,700
Prepaid and accrued expenses, net	20,640
Net deferred income tax asset	$ 17,460

The Company files its tax returns on a cash basis with a December 31 tax year. As of September 30, 2009, the Company has net operating loss carry forwards of $58,000 available under provisions of the Internal Revenue Code to be applied against future taxable income. The loss carry forward has an expiration date of 2028.

The Company has determined that no valuation allowance on the deferred tax asset is necessary, as management believes the amount will be fully utilized. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period the deductible temporary differences and carry forwards are expected to be available to reduce taxable income.

Income tax expense consists of the following:

Deferred		
Federal	$	7,700
State and local		7,300
	$	15,000

7. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

The Company also clears its security transactions on an omnibus basis with another broker dealer, Charles Schwab. A substantial portion of its customer security positions are maintained in this account on a commingled basis. Should this broker default on its custodial obligations, the Company might be required to purchase securities in the open market.

8. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these accounts.

9. Commitments

Pursuant to a lease agreement, the Company pays rent for office space and equipment which commenced January 1, 2009 and will expire on December 31, 2009. The annual future minimum rental commitment is $18,000 for the year ending September 30, 2010. Rent expense under this agreement for the year ended September 30, 2009 was $69,750.

S.W. CHILDS MANAGEMENT CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

S.W. CHILDS MANAGEMENT CORPORATION

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-12

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 13

Computation of Determination of Reserve Requirements for Broker – Dealers Under Rule 15c3-3 of the Securities and Exchange Commission 14

Information Relating to Possession or Control Requirements for Broker – Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 15

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission 16-17

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
S.W. Childs Management Corporation

We have audited the accompanying statement of financial condition of S.W. Childs Management Corporation (the "Company") as of September 30, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.W. Childs Management Corporation as of September 30, 2009, and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company

New York, New York
November 23, 2009

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS	
Cash and cash equivalents	$ 37,255
Cash segregated under federal regulations	474,288
Receivables from broker	8,187
Receivables from customers and directors	1,479,801
Securities owned, at fair value	280,356
Deferred income tax asset	17,460
Furniture and equipment, net of accumulated depreciation of $49,195	6,062
Other assets	4,302
	$ 2,307,711
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 62,705
Payable to customers and directors	1,502,563
Total liabilities	1,565,268
Stockholders' equity	
Common stock, no par value, authorized and issued, 6,000 shares	500,000
Additional paid-in capital	6,667
Less cost of treasury stock, 3,600 shares	(548,718)
Retained earnings	784,494
Total stockholders' equity	742,443
	$ 2,307,711

See accompanying notes to financial statements.

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF OPERATIONS

Year Ended September 30, 2009

Revenues	
Accounting and custody fees	$ 630,169
Commissions	13,137
Interest and dividends	63,166
Principal transactions including unrealized gain (loss)	(9,748)
	696,724
Expenses	
Employee compensation and benefits	573,358
Regulatory expenses	93,191
Communications	15,639
Occupancy	69,750
Other expenses	70,676
	822,614
Loss before income tax expense	(125,890)
Income tax expense	15,000
Net loss	$ (140,890)

See accompanying notes to financial statements.

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended September 30, 2009

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, beginning of year	$ 500,000	$ 6,667	$ (548,718)	$ 925,384	$ 883,333
Net loss	-	-	-	(140,890)	(140,890)
Balance, end of year	$ 500,000	$ 6,667	$ (548,718)	$ 784,494	$ 742,443

See accompanying notes to financial statements.

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF CASH FLOWS

Year Ended September 30, 2009

Cash flows from operating activities	
Net loss	$ (140,890)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,777
Unrealized (gain) loss on investments	(65,730)
Deferred income tax expense	15,000
Changes in operating assets and liabilities:	
Cash segregated under federal regulations	(197,414)
Receivables from broker	2,219
Receivables from customers and directors	3,210
Securities owned	8,386
Other assets	6,587
Accounts payable and accrued expenses	2,403
Income tax payable	(7,179)
Payable to customers and directors	375,995
Net increase in cash and cash equivalents provided by operating activities	5,364
Cash and cash equivalents, beginnning of year	31,891
Cash and cash equivalents, end of year	$ 37,255
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 250

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

S.W. Childs Management Corporation (the "Company") is a registered clearing broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily members of the principal stockholder's family.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements were approved by management and available for issuance on November 23, 2009. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. The accounting and custody fees are recorded as earned and represent administrative services.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company maintains its investments in securities at fair value, and unrealized gains and losses are reflected in revenues. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the fiscal year.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis using estimated useful lives of three to five years.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash segregated under federal regulations

Cash of $474,288 was segregated in a special reserve bank account for the exclusive benefit of customers in accordance with the reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2009, the Company was not required under this rule to have a reserve deposit.

3. Receivables from and payables to customers and directors

Details of receivables from and payables to customers and directors at September 30, 2009 are as follows:

	Receivables	Payables
Customers	$ 1,133,990	$ 1,484,262
Directors	345,811	18,301
	$ 1,479,801	$ 1,502,563

The amounts represent balances resulting from cash and margin securities transactions. Securities owned by customers represent collateral for these receivables and are not reflected in the financial statements.

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's investments in securities measured at fair value as of September 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 3)	Balance as of September 30, 2009
Assets (at fair value)			
Investments in securities			
Common stocks	$ 149,891	$ 7,488	$ 157,379
Debt securities	122,977	-	122,977
Total investments in securities	$ 272,868	$ 7,488	$ 280,356

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

4. Fair value measurements (continued)

Changes in Level 3 assets and liabilities measured at fair value for the year ended September 30, 2009:

	LEVEL 3			
Assets (at fair value)	**Beginning Balance October 1, 2008**	**Realized & Unrealized Gains (Losses)**	**Ending Balance September 30, 2009**	**Change in Unrealized Gains (Losses) for Investments still held at September 30, 2009**
Investments in securities				
Common stocks	$ 9,211	$ (1,723)	$ 7,488	$ (1,723)

Realized and unrealized gains and losses are included in principal transactions including unrealized gain (loss) in the statement of operations. The change in unrealized gains (losses) for the year ended September 30, 2009 for investments still held at September 30, 2009 of ($1,723) are reflected in the statement of operations.

5. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company's net capital was approximately $602,000, which was approximately $352,000 in excess of its minimum requirement of $250,000. The Company's net capital ratio was 2.6 to 1.

6. Income taxes

The Company has a net deferred income tax asset consisting of the following components as of September 30, 2009:

Deferred income tax asset:	
Unrealized gain on securities	$ (11,880)
NOL Carryforward	8,700
Prepaid and accrued expenses, net	20,640
Net deferred income tax asset	$ 17,460

The Company files its tax returns on a cash basis with a December 31 tax year. As of September 30, 2009, the Company has net operating loss carry forwards of $58,000 available under provisions of the Internal Revenue Code to be applied against future taxable income. The loss carry forward has an expiration date of 2028.

The Company has determined that no valuation allowance on the deferred tax asset is necessary, as management believes the amount will be fully utilized. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period the deductible temporary differences and carry forwards are expected to be available to reduce taxable income.

Income tax expense consists of the following:

Deferred		
Federal	$	7,700
State and local		7,300
	$	15,000

7. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

The Company also clears its security transactions on an omnibus basis with another broker dealer, Charles Schwab. A substantial portion of its customer security positions are maintained in this account on a commingled basis. Should this broker default on its custodial obligations, the Company might be required to purchase securities in the open market.

8. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these accounts.

9. Commitments

Pursuant to a lease agreement, the Company pays rent for office space and equipment which commenced January 1, 2009 and will expire on December 31, 2009. The annual future minimum rental commitment is $18,000 for the year ending September 30, 2010. Rent expense under this agreement for the year ended September 30, 2009 was $69,750.

S.W. CHILDS MANAGEMENT CORPORATION

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2009

Total stockholders' equity		$ 742,443
Less nonallowable assets		
Furniture and equipment		6,062
Deferred income tax asset		17,460
Unsecured receivables		77,409
Excess broker bond deduction		5,000
Other assets		11,790
		117,721
Net capital before haircuts		624,722
Haircuts		
Security positions		22,484
Net capital		$ 602,238
Aggregate indebtedness		$ 1,565,268
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 104,351
Minimum net capital required (under SEC Rule 15c3-1)		$ 250,000
Excess net capital ($602,238 - $250,000)		$ 352,238
Percentage of aggregate indebtedness to net capital	$ 1,565,268 / $ 602,238	260%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited form X-17A-5 Part II as of September 30, 2009.

S.W. CHILDS MANAGEMENT CORPORATION

SUPPLEMENTARY INFORMATION
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER - DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2009

Customer credit balances	$ 1,484,262
Total 15c3-3 credits	1,484,262
Customer debit balances	1,046,016
Less 1%	(10,460)
Total 15c3-3 debits	1,035,556
Excess of total credits over total debits	$ 448,706
Amount held on deposit in "Reserve Bank Account"	$ 474,288

The above computations of reserve requirements pursuant to Rule 15c3-3 do not differ materially from the unaudited computation as of September 30, 2009 filed by the Company on the Form X17A-5 Part II.

S.W. CHILDS MANAGEMENT CORPORATION

SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER - DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2009

1	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3:	$ -
	A. Number of items	
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$ -
	A. Number of items	

The above computations of reserve requirements pursuant to Rule 15c3-3 do not differ materially from the unaudited computation as of September 30, 2009 filed by the Company on the Form X17A-5 Part II.

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
S.W. Childs Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of S.W. Childs Management Corporation (the "Company"), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company

New York, New York
November 23, 2009